TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
March 30, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated March 25, 2004 and entitled "Performance Forecast of T&D Holdings, Inc. for the Fiscal Year Ending March 2005".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

T&D Life Group

04 APR -5 AM 7:21

March 25, 2004

To whom it may concern:

TAIYO LIFE INSURANCE COMPANY
Katsuro Oishi, President
(Security Code No.: 8796 on the First Section of Tokyo Stock Exchange)

DAIDO LIFE INSURANCE COMPANY
Naoteru Miyato, President
(Security Code No.: 8799 on the First Section of Tokyo Stock Exchange and the Osaka Securities Exchange)

T&D FINANCIAL LIFE INSURANCE COMPANY
Osamu Mizuyama, President

Performance Forecast of T&D Holdings, Inc. for the Fiscal Year Ending March 2005

Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Financial Life Insurance Company plan to establish a joint holding company "T&D Holdings, Inc." as of April 1, 2004, subject to approval by the appropriate regulatory authorities. Therefore, we would like to announce the business performance forecast of T&D Holdings, Inc. for the fiscal year ending March 2005 as follows.

1. Consolidated Business Performance Forecast (April 1, 2004 - March 31, 2005)

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Year Ending March 2005	2,340	96	48

Note: The projections set forth in the above table are based on conditions prevailing as at the time of this announcement and may be revised when the business performance announcements for the fiscal year ending March 2004 for the aforementioned three companies are issued.

(Reference)

Non-Consolidated Business Performance Forecasts of the Wholly-owned Subsidiaries (April 1, 2004 - March 31, 2005)

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Taiyo Life	1,139	24	6
Daido Life	1,048	76	31
T&D Financial Life	159	(4)	11

Note: T&D Life Group plans to apply to the Director General of the National Tax Administration Agency for approval to introduce a consolidated tax payment system from the fiscal year ending March 2005 as a part of Group management measures. The figure for the net income forecast for T&D Financial Life Insurance Company set forth above assumes the adoption of a consolidated tax payment system and is 16 billion yen higher than would be the case if a consolidated tax payment system were not applied. This increase is the result of T&D Financial Life Insurance Company's projected net carried forward loss and tax effect accounting related to the consolidated tax payment.

2. Non-Consolidated Business Performance Forecast (April 1, 2004 - March 31, 2005)

(Billions of Yen)

	Sales Revenues	Ordinary Profit	Net Income	Dividend per share for the fiscal year
Year Ending March 2005	26	21	22	To be announced

Note: The expected amount of dividend per share to be announced as soon as it is available.

For inquiries regarding the above, please contact the followings:

T&D LIFE Group, Investor Relations
Tel: 03-3281-1727